May 15, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the shares of beneficial interest, of JPMorgan Active Developing Markets Equity ETF, a series of J.P. Morgan Exchange-Traded Fund Trust, under the Exchange Act of 1934.

Sincerely,

